OLD NATIONAL BANCORP
P.O. Box 718 - Evansville, IN 47705

Via EDGAR

February 8, 2006

Amit Pande
Assistant Chief Accountant
Securities and Exchange Commission
Washington, DC 20549

RE:	Form 8-K Filed on January 31, 2006 File No. 001-15817

Dear Mr. Pande:

This letter sets forth the response of Old National Bancorp (the "Company") to the comment of the staff of the Securities and Exchange Commission contained in your letter dated February 2, 2006.

Comment:

1.	We note that you intend to file restated financial statements. Please specifically tell us when you will file them.

Company's Response:

As we discussed with Rebekah Moore, the Company is working diligently to file an amended Annual Report on Form 10-K/A for the year ended December 31, 2004 ("Form 10-K/A") concurrently with the filing of its Annual Report on Form 10-K for the year ended December 31, 2005, but intends to file the Form 10-K/A no later than May 10, 2006. The Company intends to file amended Quarterly Reports on Form 10-Q/A for each of the quarters ended March 31, June 30 and September 31, 2005 no later than May 10, 2006.

Any additional questions or comments may be directed to the undersigned at (812) 464-1322. Please feel free to also send any comments via facsimile at (812) 464-1567.

Very truly yours,

/s/ Christopher A. Wolking
Christoper A. Wolking
EVP and Chief Financial Officer

cc: Ms. Rebekah B. Moore